PUBLIC

SEC
Mail Processing
Section

MAR 01 2018

Washington DC
408

18005068

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (MM/DD/YY) AND ENDING **12/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Quintus Partners LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
188 Almendral Avenue
(No. and Street)

Atherton (City) **California** (State) **94027** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward King **(650) 644-5500**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seiler LLP
(Name – *if individual, state last, first, middle name*)

Three Lagoon Drive (Address) **Redwood City** (City) **California** (State) **94065** (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.D.

OATH OR AFFIRMATION

I, **Edward King**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Quintus Partners LLC**, as of **December 31, 2017**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Co-CEO

Title

Notary Public

PLEASE SEE ATTACHED ACKNOWLEDGEMENT/JURAT FROM NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUINTUS PARTNERS LLC

TABLE OF CONTENTS

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo } s.s.

Subscribed and sworn to (or affirmed) before me on this 28th day of February,
Month

20 18, by Edward K. King and
Name of Signer (1)

______________________________, proved to me on the basis of
Name of Signer (2)

satisfactory evidence to be the person~~(s)~~ who appeared before me.

[signature]
Signature of Notary Public

Helen Sutherland, Comm: 2203582
For other required information (Notary Name, Commission No. etc.)

HELEN SUTHERLAND
COMM. # 2203582
NOTARY PUBLIC • CALIFORNIA
SAN MATEO COUNTY
Comm. Expires JULY 27, 2021
MGC1

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

containing 1 pages, and dated 02/28/18

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # ____ Entry # ____

Notary contact: ____________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

SEILER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Member of
QUINTUS PARTNERS LLC

We have audited the accompanying statement of financial condition of Quintus Partners LLC (a California limited liability company) (the "Company") as of December 31, 2017, and the related notes (the financial statement). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Seiler LLP

We have served as the Company's auditor since 2016.

Redwood City, California
February 27, 2018

QUINTUS PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Assets

Cash	$	85,557
Accounts receivable		5,014,587
Related party receivable		5,750
Prepaid expense		10,833
Total Assets	$	5,116,727

Liabilities and Member's Equity

Liabilities:		
Accounts payable	$	558
Due to officers		45,536
Total Liabilities		46,094
Member's Equity:		
Total Member's Equity		5,070,633
Total Liabilities and Member's Equity	$	5,116,727

The accompanying notes are an integral part of these financial statements.

1. Organization

Quintus Partners LLC (the "Company") is a Delaware single member limited liability company formed on January 16, 2015, and its principal place of business is Atherton, California. The Company is engaged in investment banking activities both as an advisor to entities engaged in merger and acquisitions and as a placement agent in the placement of debt and equity securities to qualified investors. The Company is registered with the United States Securities and Exchange Commission ("SEC") as of February 10, 2016 and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker-dealer in the states of California and New York effective February 17, 2016. The Company is wholly owned by its foreign member, Quintus Partners Holdings Co., Ltd. (the "Member"). In accordance with the Company's operating agreement, the Company will continue in existence unless dissolved by the Member.

The Company is an investment banking advisory firm that provides strategic investment advisory and capital raising services to a diverse client base of corporations, private investment firms and institutions. The Company provides a wide range of financial advisory services, focusing on clients in five key sectors - consumer, financial services, healthcare, media and technology.

2. Significant Accounting Policies

Basis of Presentation

The books and records of the Company are kept on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP may require management make estimates and assumptions that affect certain reported amounts and disclosures during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

Advisory fees consist of transaction-based fee arrangements related to financial and strategic advisory services, including providing valuation, structuring, and research services. Commission income is recognized when services for the transactions are complete, in accordance with terms set forth in individual agreements. Transaction-based fees are recognized when (a) there is evidence of an arrangement with a client, (b) agreed upon services have been provided, (c) fees are fixed or determinable, and (d) collection is reasonably assured. For the year ended December 31, 2017, the Company only had revenues related to its advisory services.

Fair Value of Financial Instruments

The carrying amounts of certain of the Company's financial instruments, including cash, receivables, accounts payable, and due to officers approximate fair value because of their short-term maturities.

2. Significant Accounting Policies *(continued)*

Accounts Receivable

Accounts receivable represents amounts that have been earned from clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected at year end. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. If amounts become uncollectible, they will be charged to operations when that determination is made. As of December 31, 2017, the Company considers accounts receivable to be fully collectible and, accordingly, no allowance for doubtful accounts has been provided.

Income Taxes

The Company, a limited liability company, passes 100% of its taxable income and expenses to the Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax and a California LLC fee based on gross revenue. The Company is subject to examination by all major tax jurisdictions since its inception.

The Company accounts for uncertain tax positions in accordance with the FASB Accounting Standard Codification ("ASC") 740-10, Accounting for Uncertainty in Income Taxes ("ASC 740"). The Company has elected to recognize interest and penalties related to tax uncertainties as operating expenses. At December 31, 2017, management has determined that there are no uncertain tax positions requiring recognition in its financial statements. The Company files income tax returns in the United States Federal and State of California jurisdictions. All tax years are subject to California tax examinations. All years are subject to Federal tax examinations.

The Tax Cuts and Jobs Act of 2017 was signed into law on December 22, 2017. The law includes significant changes to the U.S. corporate income tax system, including a Federal corporate rate reduction from 35% to 21%, limitations on the deductibility of interest expense and executive compensation, and the transition of U.S. international taxation from a worldwide tax system to a territorial tax system. We do not expect the legislation to have a financial impact on the Company because it is not subject to federal income tax and the tax effect of its activities accrues to the Member.

3. Recently Issued Accounting Pronouncements

ASU 2016-01 *Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities* ("ASU 2016-01")

In January 2016, the FASB issued ASU 2016-01 which amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. ASU 2016-01 is effective for annual reporting periods, and interim periods with those years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. The Company is currently evaluating the impact of the effect of the adoption of this standard on the financial statements.

3. Recently Issued Accounting Pronouncements *(continued)*

ASU 2016-13 *Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13")
In June 2016, the FASB issued ASU 2016-13 which requires measurement and recognition of expected versus incurred credit losses for financial assets held. ASU 2016-13 is effective for annual periods beginning after December 15, 2019, and interim periods within those annual periods. The Company is currently evaluating the impact of the effect of the adoption of this standard on the financial statements and disclosures.

ASU 2016-19 *Technical Corrections and Improvements* ("ASU 2016-19")
In December 2016, the FASB issued ASU 2016-19 which amendments cover a wide range of topics in the Accounting Standards Codification, covering differences between original guidance and the Accounting Standards Codification, guidance clarification and reference corrections, simplification and minor improvements. The adoption of ASU 2016-19 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2016. The Company is currently evaluating the effect of this standard on its financial statements.

4. Risk Concentrations

The Company maintains its cash and cash equivalents in one bank. The deposits at this financial institution bear the credit risk associated with the institution. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk on cash and cash equivalents.

For the year ended December 31, 2017, 100% of revenue was earned from one client. At December 31, 2017, 100% of accounts receivable was related to one client.

5. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2017, the Company's audited net capital was $39,463 which exceeded the requirement by $34,463.

6. Related Party Transactions

The Company has an expense sharing arrangement with its Member where the Company pays various vendor expenses on behalf of the Member. For the year ended December 31, 2017, the Company paid $28,492 for tax preparation fees and LLC fees on behalf of the Member as part of its distribution.

The Company's officers also pays for certain expenses in behalf of the Company. These expenses are considered reimbursable and are presented in the statement of financial condition as due to officers.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

7. Lease Commitment

The Company entered into two month-to-month lease agreements for the virtual offices. The Company may terminate the leases at any time, and there are no minimum future rent commitments.

8. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available for issuance and has determined there were no material subsequent events to disclose.

PUBLIC

QUINTUS PARTNERS LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017